SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                        For the month of November, 2002

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1. Trading update for the six months ended 31 October 2002, dated 19 November 2002


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.



19 November 2002


                       TRADING UPDATE FOR THE SIX MONTHS

                             ENDED 31 OCTOBER 2002


Tomkins plc, the global engineering group, today announced the following trading update for the six months ended 31 October 2002, ahead of the publication of its interim results on 14 January 2003.

Our operating performance in the six months ended 31 October 2002 reflects the benefits of the diversity of our markets, our strong positions in those markets and the actions being taken to create an efficient cost structure through lean manufacturing and strategic manufacturing initiatives. Despite the weakening of the dollar during the period, operating profit before exceptional items was slightly ahead of the corresponding period last year. At constant exchange rates and excluding the impact of acquisitions and disposals, operating profit before exceptional items was ahead by around 9 per cent, with operating profit margins improving in all business groupings.

Based upon management account information, the changes in actual and like for like sales and operating profit by business group for the six months ended 31 October 2002, compared with the corresponding period last year, are expected to be as follows:

                                                                   Sales                         Operating profit**
                                                         Actual   Like for like*               Actual   Like for like*

  Industrial & Automotive                                   -3%              +5%                 +18%             +26%
  Air Systems Components                                    -4%              -7%                  -5%              -4%
  Engineered & Construction Products                       -14%              -6%                 -11%              -2%
  Overall                                                   -6%               0%                  +2%              +9%



  * Excluding the impact of acquisitions, disposals and currency translation ** Before operating and non-operating exceptional items


Our largest business grouping, Industrial & Automotive, performed strongly with power transmission and wiper systems in particular benefiting from higher than expected deliveries to automotive manufacturers, strong aftermarket sales and a lower cost base arising from recent strategic manufacturing initiatives. Sales to industrial original equipment manufacturers and industrial replacement sales remained weak.

In Air Systems Components, the strength of the US residential business partly offset the continuing weakness in the US commercial construction markets. Sales to the industrial sector remain weak.

In Engineered & Construction Products, performance was generally good with materials handling remaining difficult. Much of the reduction in overall sales and operating profits is accounted for by the effect of the disposal of Lasco Composites at the start of the period.

It is expected that restructuring costs for the eight month accounting period will be in line with previous guidance at around GBP30 million.

Operating cash flow remained strong in the period and current net cash balances are around GBP160 million. This is after payment of the final dividend for the previous financial year and the seasonal working capital outflow relating to inventory build up for winter aftermarket sales.

Although November and December are traditionally quieter trading months, the results achieved to date should lead to a trading outturn for the eight-month accounting period in line with market expectations. Looking further ahead, there is still no clear indication of the future direction of our global markets and therefore our continued focus on lean manufacturing and operational efficiency provides a good foundation for strong improvement in financial performance as our markets recover.







Notes for editors:

1. On 17 May 2002, Tomkins plc announced that it had decided to change the accounting reference date of the company from 30 April to 31 December to align it with the accounting reference dates of its major global competitors and with the calendar year periods used for economic and other statistical data in respect of its major markets. This change is being accomplished by using an eight month accounting period from 1 May 2002 to 31 December 2002 and adopting calendar year reporting thereafter.

2. Tomkins plc will be announcing its interim results for the six months ended 31 October 2002 on 14 January 2003. Preliminary results for the eight month accounting period ended 31 December 2002 will be announced on 4 March 2003.


- ends -


Enquiries to:

         Tomkins plc
         Steve Devany                       Tel:   + 44 (0) 20 8877 5153
         Head of Corporate Communications
         Finsbury
         Rollo Head                         Tel:   + 44 (0) 20 7251 3801
         Charlotte Festing



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  20 November 2002

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary